UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2023
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

 Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports Third Quarter 2023 Results

Consolidated
•	Revenue and Operating Segment Income (“OSI”) declined by 4.9% and 8.8%, respectively, translating into a 34.8% margin.

Cable
•	Successfully passed around 90 thousand homes with fiber-to-the-home (“FTTH”) during the quarter, achieving more than 19.5 million homes passed with our network.
•	Proactive subscriber base clean-up with approximately 353 thousand broadband and 384 thousand video net-disconnections.
•	Revenue and OSI declined by 2.0% and 12.0%, respectively, representing a 35.6% margin.
•	MSO revenue grew by 1.8% and OSI fell 7.3%, translating into a 37.9% margin.
•	Implemented headcount reduction plan with savings of around 12% of our payroll to be effective from the fourth quarter of 2023.

Sky
•	Total Revenue Generating Units (“RGUs”) of about 6.3 million, with approximately 232 thousand net-disconnections.
•	Revenue and OSI fell 13.8% and 9.9%, respectively, for a 35.7% margin.

Other Businesses
•	Revenue and OSI growth of 2.2% and 32.4%, respectively, for a strong margin of 28.4%.

Earnings Call Date and Time: Friday, October 27, 2023, at 10:00 A.M. ET.
Conference ID # is 1830770

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 2:00 P.M. ET with the access code #5053924 on October 27th and will end at midnight on November 10th.

Consolidated Results

Mexico City, October 26, 2023 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the third quarter of 2023. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials reflect the impact of the transaction with TelevisaUnivision, Inc. (“TelevisaUnivision”) which was closed on January 31, 2022. Results from the content assets included in the transaction are presented as discontinued operations for the three and nine months ended September 30, 2022.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2023 and 2022, in millions of Mexican pesos:

	3Q’23	Margin	3Q’22	Margin	Change
		%		%	%
Revenues	18,315.7	100.0	19,251.7	100.0	(4.9)
Operating segment income (1)	6,415.0	34.8	7,037.1	36.4	(8.8)
(1) The operating segment income margin is calculated as a percentage of segment revenues.
Revenues decreased by 4.9% to Ps.18,315.7 million in the third quarter of 2023 compared with Ps.19,251.7 million in the third quarter of 2022. This decline was driven mainly by the revenue decreases of 13.8% at Sky and 24.0% at our Enterprise operations in Cable, partially offset by revenue growth of 1.8% our MSO operations in Cable and 2.2% at our Other Businesses segment. Operating segment income fell by 8.8%, translating into a 34.8% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2023 and 2022, in millions of Mexican pesos:

	3Q’23	Margin	3Q’22	Margin	Change
		%		%	%
Revenues	18,315.7	100.0	19,251.7	100.0	(4.9)
Net (loss) income	(1,051.6)	(5.7)	1,302.7	6.8	n/a
Net (loss) income attributable to stockholders of the Company	(918.5)	(5.0)	1,118.4	5.8	n/a
Segment revenues	18,419.2	100.0	19,313.3	100.0	(4.6)
Operating segment income (1)	6,415.0	34.8	7,037.1	36.4	(8.8)
(1) The operating segment income margin is calculated as a percentage of segment revenues.
Net income or loss attributable to stockholders of the Company amounted to a net loss of Ps.918.5 million in the third quarter of 2023, compared with a net income of Ps.1,118.4 million in the third quarter of 2022.

The decrease of Ps.2,036.9 million reflected (i) a Ps.1,013.3 million decrease in operating income before other expense; (ii) a Ps.426.1 million increase in other expense, net; (iii) a Ps.623.9 million increase in income taxes; and (iv) a Ps.739.4 million decrease in income from discontinued operations.

These unfavorable variances were partially offset by (i) a Ps.435.3 million decrease in finance expense, net; (ii) a Ps.13.1 million increase in share of income of associates and joint ventures, net; and (iii) a Ps.317.4 million favorable change in net income or loss attributable to non-controlling interests.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2023 and 2022, for each of our business segments. Consolidated results for the third quarter of 2023 and 2022 are presented in millions of Mexican pesos.

Revenues	3Q’23%		3Q’22%		Change %
Cable	12,147.9	66.0	12,394.0	64.2	(2.0)
Sky	4,296.6	23.3	4,986.6	25.8	(13.8)
Other Businesses	1,974.7	10.7	1,932.7	10.0	2.2
Segment Revenues	18,419.2	100.0	19,313.3	100.0	(4.6)
Intersegment Operations (1)	(103.5)		(61.6)
Revenues	18,315.7		19,251.7		(4.9)

Operating Segment Income (2)	3Q’23	Margin %	3Q’22	Margin %	Change %
Cable	4,320.8	35.6	4,912.4	39.6	(12.0)
Sky	1,533.2	35.7	1,701.0	34.1	(9.9)
Other Businesses	561.0	28.4	423.7	21.9	32.4
Operating Segment Income	6,415.0	34.8	7,037.1	36.4	(8.8)
Corporate Expenses	(189.8)	(1.0)	(213.5)	(1.1)	11.1
Depreciation and Amortization	(5,544.1)	(30.3)	(5,169.8)	(26.9)	(7.2)
Other expense, net	(717.3)	(3.9)	(291.2)	(1.5)	n/a
Intersegment Operations (1)	(40.9)	(0.2)	(0.3)	(0.0)	n/a
Operating (Loss) Income	(77.1)	(0.4)	1,362.3	7.1	n/a
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

During the quarter we proactively cleaned-up of our base, disconnecting subscribers that skipped their monthly payment deadline and had zero consumption. This translated into net-disconnections of 353.3 thousand broadband, 383.5 thousand video, and 115.3 thousand voice RGUs during the quarter. On the other hand, we had 13.9 thousand mobile net-adds, ending the quarter with 299.3 thousand mobile subscribers.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2023 and 2022.

RGUs	3Q’23 Net Adds	3Q’23	3Q’22
Video	(383,510)	4,059,390	4,405,695
Broadband	(353,263)	5,677,836	5,905,824
Voice	(115,277)	5,350,757	5,064,075
Mobile	13,894	299,292	213,527
Total RGUs	(838,156)	15,387,275	15,589,121

Third quarter revenues decreased by 2.0% to Ps.12,147.9 million compared with Ps.12,394.0 million in the third quarter of 2022, impacted by the RGU base clean-up which was partially offset by the price increases implemented in the month of April, 2023.

Third quarter operating segment income decreased by 12.0% to Ps.4,320.8 million compared with Ps.4,912.4 million in the third quarter of 2022. The margin reached 35.6%. During the quarter, operating segment income at our MSO Operations fell by 7.3% year-on-year while operating segment income at our Enterprise Operations declined by 44.1%.

The following tables set forth the breakdown of revenue and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for the third quarter of 2023 and 2022.

MSO Operations (1) Millions of Mexican pesos	3Q’23	3Q’22	Change %
Revenue	11,230.5	11,034.5	1.8
Operating Segment Income	4,260.5	4,596.7	(7.3)
Margin (%)	37.9	41.7

Enterprise Operations (1) Millions of Mexican pesos	3Q’23	3Q’22	Change %
Revenue	1,376.1	1,811.2	(24.0)
Operating Segment Income	257.7	461.3	(44.1)
Margin (%)	18.7	25.5
(1) These results do not include consolidation adjustments of Ps.458.7 million in revenue nor Ps197.4 million in Operating Segment Income for the third quarter of 2023, neither the consolidation adjustments of Ps.451.7 million in revenue nor Ps.145.6 million in Operating Segment Income for the third quarter of 2022. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Third quarter revenues in our MSO operations increased by 1.8% driven mainly by the price increases implemented in the month of April, 2023. Operating segment income decreased by 7.3%, while profitability at our MSO Operations declined by around 380 basis points year-on-year to a 37.9% margin driven by inflationary pressures in labor and content related costs. However, during the third quarter, we implemented a headcount reduction plan with savings of around 12% of our payroll to be effective from the fourth quarter of 2023.

Third quarter revenues and operating segment income in our Enterprise Operations declined by 24.0% and 44.1% respectively. Our Enterprise Operations were negatively impacted by a stronger Mexican peso, considering that around one third of its revenues are denominated in US dollars. Our profitability declined by approximately 680 basis points year-on-year due to the lower revenue and because most operating costs and expenses at our Enterprise Operations are denominated in Mexican pesos.

Sky

During the quarter, Sky had 231.5 thousand RGUs disconnections, mainly driven by the loss of 211.3 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of September 30, 2023 and 2022.

RGUs	3Q’23 Net Adds	3Q’23	3Q’22
Video	(211,281)	5,697,947	6,638,602
Broadband	(30,308)	544,954	667,013
Voice	(33)	365	489
Mobile	10,119	32,514	17,705
Total RGUs	(231,503)	6,275,780	7,323,809

Third quarter revenues decreased by 13.8% to Ps.4,296.6 million compared with Ps.4,986.6 million in the third quarter of 2022, mainly explained by the year-on-year decline in RGUs.

Third quarter operating segment income fell by 9.9% to Ps.1,533.2 million compared with Ps.1,701.0 million in the third quarter of 2022, mainly driven by the lower revenue. The margin was 35.7%, increasing approximately 160 basis points year-on-year.

Other Businesses

Third quarter revenues increased by 2.2% to Ps.1,974.7 million compared with Ps.1,932.7 million in the third quarter of 2022.

Third quarter operating segment income increased by 32.4% to Ps.561.0 million compared with Ps.423.7 million in the third quarter of 2022, reaching a 28.4% margin.

Corporate Expense

Corporate expense decreased by Ps.23.7 million, or 11.1%, to Ps.189.8 million in the third quarter of 2023, from Ps.213.5 million in the third quarter of 2022. The decrease reflected primarily a lower share-based compensation expense, which was partially offset by an increase in other non-allocated corporate expense.

Share-based compensation expense in the third quarter of 2023 and 2022 amounted to Ps.166.3 million and Ps.257.3 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.426.1 million, to Ps.717.3 million in the third quarter of 2023, from Ps.291.2 million in the third quarter of 2022. This increase reflected primarily an increase in non-recurring severance expense in connection with headcount reductions in our Cable segment. This unfavorable variance was partially offset by a decrease in expense for legal and finance advisory professional services.

Other expense, net, for the third quarter of 2023 is comprised primarily of (i) non-recurrent severance expense in connection with headcount reductions; and (ii) expense for legal and finance advisory professional services.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the three months ended September 30, 2023 and 2022.

Other (Expense) Income, Net	3Q’23	3Q’22
Cash	(912.6)	(139.5)
Non-cash	195.3	(151.7)
Total	(717.3)	(291.2)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended September 30, 2023 and 2022.

	3Q’23	3Q’22	Favorable (Unfavorable) change
Interest expense	(1,529.3)	(2,300.1)	770.8
Interest income	778.5	688.5	90.0
Foreign exchange gain, net	64.2	594.9	(530.7)
Other finance income (expense), net	98.7	(6.5)	105.2
Finance expense, net	(587.9)	(1,023.2)	435.3

Finance expense, net, decreased by Ps.435.3 million, or 42.5%, to a Ps.587.9 million in the third quarter of 2023, from Ps.1,023.2 million in the third quarter of 2022.

This decrease reflected:

(i)	a Ps.770.8 million decrease in interest expense, primarily in connection with a lower average principal amount of debt and the partial prepayment of our long-term debt in the third quarter of 2023;
(ii)
a Ps.90.0 million increase in interest income explained primarily by higher interest rates in the third quarter of 2023, which effect was partially offset by a lower average amount of cash and cash equivalents in the third quarter of 2023; and

(iii)	a Ps.105.2 million favorable change in other finance income or expense, net, resulting from a gain in fair value of our derivative contracts in the third quarter of 2023.

These favorable variances were partially offset by a Ps.530.7 million decrease in foreign exchange gain, net, resulting primarily from a 1.6% depreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar net asset position in the third quarter of 2023.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.13.1 million, or 2.3%, to Ps.588.8 million in the third quarter of 2023, from Ps.575.7 million in the third quarter of 2022. This increase reflected primarily a higher net income of TelevisaUnivision in the third quarter of 2023.

Share of income of associates and joint ventures, net, for the third quarter of 2023, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes increased by Ps.623.9 million, to Ps.975.4 million in the third quarter of 2023, from Ps.351.5 million in the third quarter of 2022. This increase reflected primarily a non-cash net tax expense in connection with the recognition of income taxes from prior years.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.317.4 million to a net loss of Ps.133.1 million in the third quarter of 2023, compared with a net income of Ps.184.3 million in the third quarter of 2022. This change reflected primarily a net loss attributable to non-controlling interests in our Cable segment.

Net loss attributable to non-controlling interests for the third quarter of 2023, included primarily a net loss attributable to non-controlling interests in our Cable segment.

Capital Expenditures

During the third quarter of 2023, we invested approximately U.S.$186.6 million in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures for the third quarter of 2023 and 2022, in millions of U.S. dollars.

Capital Expenditures (Millions of U.S. Dollars)	3Q’23	3Q’22
Cable	141.0	162.8
Sky	28.4	41.6
Other Businesses	17.2	3.3
Total	186.6	207.7

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of September 30, 2023 and December 31, 2022. Amounts are stated in millions of Mexican pesos.

	September 30, 2023	December 31, 2022	Increase (Decrease)
Current portion of long-term debt	9,982.8	1,000.0	8,982.8
Long-term debt, net of current portion	80,721.6	104,240.7	(23,519.1)
Total debt (1)	90,704.4	105,240.7	(14,536.3)
Current portion of long-term lease liabilities	1,266.8	1,373.2	(106.4)
Long-term lease liabilities, net of current portion	6,250.7	6,995.8	(745.1)
Total lease liabilities	7,517.5	8,369.0	(851.5)
Total debt and lease liabilities	98,221.9	113,609.7	(15,387.8)
(1) As of September 30, 2023 and December 31, 2022, total debt is presented net of finance costs in the amount of Ps.1,263.8 million and Ps.994.7 million, respectively.

As of September 30, 2023, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.62,889.4 million. As of September 30, 2023, the non-current investments in financial instruments amounted to an aggregate of Ps.2,644.4 million.

Prepayments of Long-term Debt

In August 2023, we concluded tender offers to purchase for cash a portion of our outstanding Senior Notes due 2025, 2026, 2045, 2046 and 2049, in the aggregate principal amount of U.S.$300.0 million. We paid for these tender offers an aggregate cash amount of U.S.$284.0 million, including related accrued interest and premiums of U.S.$9.2 million.

In the third quarter of 2023, we repurchased a portion of our outstanding Senior Notes due 2043 in the aggregate principal amount of Ps.230.6 million. We paid for this repurchase an aggregate cash amount of Ps.152.4 million, including related accrued interest of Ps.6.3 million.

Shares Outstanding

As of September 30, 2023 and December 31, 2022, our shares outstanding amounted to 325,830.5 million and 330,739.7 million shares, respectively, and our CPO equivalents outstanding amounted to 2,784.9 million and 2,826.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2023 and December 31, 2022, the GDS (Global Depositary Shares) equivalents outstanding amounted to 557.0 million and 565.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During the third quarter of 2023, Grupo Televisa received a rating of BBB from MSCI, the most important rating agency for investment funds. The Company has been confirmed as a member of the Dow Jones Sustainability MILA Pacific Alliance Index. The Dow Jones Sustainability Indices are a family of best-in-class benchmarks for investors who recognize that sustainable business practices are critical to generating long-term shareholder value and wish to reflect their sustainability convictions in their investment portfolios. Likewise, the Company continues to participate in two of the indices of the FTSE4Good Index Series: FTSE4Good Emerging Markets and FTSE4Good Emerging Latin America which are designed to measure the performance of companies demonstrating specific Environmental, Social and Governance (ESG) practices.

COVID-19 Impact

The COVID-19 pandemic has had a negative effect on our business, financial position, and results of operations.

An increase in infection rates, the effect of new COVID-19 variants, or the emergence of a new pandemic, could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and may affect our operations.

Due to the evolving and uncertain nature of a pandemic such as COVID-19, we are not able to estimate the full extent of the impact that an event of this nature may have in our business, financial position, and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2022, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere. The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra Garcia / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
 (Millions of Mexican Pesos)

	September 30, 2023 (Unaudited)		December 31, 2022 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	32,688.1	Ps.	51,131.0
Trade notes and accounts receivable, net		9,339.6		8,457.3
Other accounts and notes receivable, net		465.3		315.0
Income taxes receivable		7,164.9		6,691.4
Other receivable taxes		7,033.3		6,593.7
Derivative financial instruments		370.3		11.2
Due from related parties		766.2		311.2
Transmission rights and programming		776.3		888.3
Inventories		1,312.6		1,448.3
Contract costs		1,958.5		1,918.3
Reimbursement receivable		-		1,431.5
Other current assets		2,597.0		2,379.6
Total current assets		64,472.1		81,576.8

Non-current assets:
Trade notes and accounts receivable, net of current portion		379.4		438.4
Due from related party		6,880.0		6,365.0
Derivative financial instruments		-		532.3
Transmission rights and programming		1,242.7		1,022.8
Investments in financial instruments		2,644.4		3,389.5
Investments in associates and joint ventures		48,961.7		50,450.9
Property, plant and equipment, net		79,091.3		82,236.4
Investment property, net		2,811.0		2,873.2
Right-of-use assets, net		6,229.3		6,670.3
Intangible assets, net		40,874.1		41,123.6
Deferred income tax assets		19,282.0		18,770.0
Contract costs		3,427.1		3,399.9
Other assets		230.5		258.4
Total non-current assets		212,053.5		217,530.7
Total assets	Ps.	276,525.6	Ps.	299,107.5

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Millions of Mexican Pesos)

	September 30,		December 31,
	2023		2022
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	9,982.8	Ps.	1,000.0
Interest payable		1,334.8		1,761.1
Current portion of lease liabilities		1,266.8		1,373.2
Derivative financial instruments		-		71.4
Trade accounts payable and accrued expenses		15,600.8		16,083.9
Customer deposits and advances		1,788.6		1,841.1
Current portion of deferred revenue		287.7		287.7
Income taxes payable		1,083.4		4,457.9
Other taxes payable		2,729.0		2,661.2
Employee benefits		1,692.9		1,384.8
Due to related parties		307.2		88.3
Provision for lawsuit settlement agreement		-		1,850.2
Other current liabilities		2,150.8		1,510.0
Total current liabilities		38,224.8		34,370.8
Non-current liabilities:
Long-term debt, net of current portion		80,721.6		104,240.7
Lease liabilities, net of current portion		6,250.7		6,995.8
Deferred revenue, net of current portion		4,962.3		5,178.0
Deferred income tax liabilities		1,020.4		1,249.5
Post-employment benefits		816.1		771.5
Other long-term liabilities		2,329.0		2,171.3
Total non-current liabilities		96,100.1		120,606.8
Total liabilities		134,324.9		154,977.6

EQUITY
Capital stock		4,722.8		4,836.7
Additional paid-in capital		15,889.8		15,889.8
		20,612.6		20,726.5
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		126,250.3		84,202.7
Net (loss) income for the period		(1,573.9)		44,712.2
		126,815.4		131,053.9
Accumulated other comprehensive loss, net		(9,562.6)		(10,823.9)
Shares repurchased		(11,432.6)		(12,648.6)
		105,820.2		107,581.4
Equity attributable to stockholders of the Company		126,432.8		128,307.9
Non-controlling interests		15,767.9		15,822.0
Total equity		142,200.7		144,129.9
Total liabilities and equity	Ps.	276,525.6	Ps.	299,107.5

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
		2023		2022		2023		2022
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	18,315.7	Ps.	19,251.7	Ps.	55,355.5	Ps.	56,394.3
Cost of revenues		12,409.3		12,229.1		36,614.9		35,904.1
Selling expenses		2,132.1		2,462.4		6,583.5		6,693.4
Administrative expenses		3,134.1		2,906.7		8,957.5		8,745.1
Income before other expense		640.2		1,653.5		3,199.6		5,051.7
Other expense, net		(717.3)		(291.2)		(1,080.7)		(500.4)
Operating (loss) income		(77.1)		1,362.3		2,118.9		4,551.3
Finance expense		(1,529.3)		(2,306.6)		(6,089.3)		(8,538.4)
Finance income		941.4		1,283.4		2,551.2		1,556.8
Finance expense, net		(587.9)		(1,023.2)		(3,538.1)		(6,981.6)
Share of income of associates and joint ventures, net		588.8		575.7		710.4		5,259.7
(Loss) income before income taxes		(76.2)		914.8		(708.8)		2,829.4
Income taxes		(975.4)		(351.5)		(880.5)		(984.3)
Net (loss) income from continuing operations		(1,051.6)		563.3		(1,589.3)		1,845.1
Income from discontinued operations, net		-		739.4		-		55,603.6
Net (loss) income	Ps.	(1,051.6)	Ps.	1,302.7	Ps.	(1,589.3)	Ps.	57,448.7

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(918.5)	Ps.	1,118.4	Ps.	(1,573.9)	Ps.	56,900.9
Non-controlling interests		(133.1)		184.3		(15.4)		547.8
Net (loss) income	Ps.	(1,051.6)	Ps.	1,302.7	Ps.	(1,589.3)	Ps.	57,448.7

Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	(0.33)	Ps.	0.14	Ps.	(0.56)	Ps.	0.46
Discontinued operations		-		0.26		-		19.64
Total	Ps.	(0.33)	Ps.	0.40	Ps.	(0.56)	Ps.	20.10

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 27, 2023	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel